UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On June 7, 2023, SMX (Security Matters) Public Limited Company (the “Company”) issued a press release to announce that it is in the process of creating a new subsidiary trueSilver and has entered into a 120 day exclusive agreement with Sunshine Minting Inc., to create a path to full transparency and traceability for silver products from mine site to final products and recycling and the creation of an industry standard.

The Company’s trueSilver technology invisibly ‘marks’ the silver with a durable marker, that will allow the physical silver to have a complete and transparent memory of its journey from mine-to-marketplace, to recycle and reuse. Enabling an ethical silver supply chain assurance, to tangibly authenticate and provide irrefutable proof of the origination of silver for credible ESG reporting in real time.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description
99.1	Press Release dated June 7, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 7, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer